Exhibit 4.11

FIRST AMENDMENT TO THE PROGRESSIVE CORPORATION

EXECUTIVE DEFERRED COMPENSATION PLAN

(2010 Amendment and Restatement)

WHEREAS, The Progressive Corporation Executive Deferred Compensation Plan is currently maintained pursuant to a 2010 Amendment and Restatement (“Plan”); and

WHEREAS, it is deemed desirable to amend the Plan further;

NOW, THEREFORE, the Plan is hereby amended in the respects hereinafter set forth:

1. Effective as of December 27, 2012, Section 10.12 of the Plan is hereby amended and restated in its entirety to provide as follows:

“Subject to adjustment as provided below, the total number of shares of Stock reserved and available for issuance in connection with the Plan is Ten Million Four Hundred Ninety Thousand Seven Hundred Eighty Four (10,490,784). Any Stock issued hereunder may consist, in whole or in part, of authorized and unissued shares or treasury shares. If there is a merger, reorganization, consolidation, recapitalization, share dividend, share split, reverse split, combination of shares or other change in corporate structure of the Company affecting the Stock, such substitution or adjustment shall be made in the aggregate number of shares of Stock reserved for issuance under the Plan, and in the number of shares deemed to be held in any Account, as may be approved by the Committee in its sole discretion.”

2. Except as expressly provided in this Amendment, the terms and provisions of the Plan shall remain entirely unchanged and continue in full force and effect.

IN WITNESS WHEREOF, the undersigned has hereunto caused this Amendment to be executed by its duly authorized representative on this 21st day of December, 2012.

THE PROGRESSIVE CORPORATION

By:	/s/ Charles E. Jarrett
Title:	Vice President and Secretary